PROSPECTUS                                  Filed Pursuant to Rule 424(b)(3)
DATED MAY 24, 2013                             Registration No. 333-186799

1,872,525 Shares of Common Stock
This prospectus relates to resales of 1,872,525 shares of our common stock, including 875,000 shares of our common stock that are presently issued and outstanding and 997,525 shares of our common stock issuable upon the exercise of immediately exercisable, outstanding warrants, by the selling stockholders identified in this prospectus. We will not receive any of the proceeds from the offer and sale of the shares.
The selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.
We have agreed to bear all of the expenses incurred in connection with the registration of these shares. The selling stockholders will pay or assume brokerage commissions and similar charges incurred for the sale of shares of our common stock.
Our common stock is currently quoted on the OTCQB tier of the OTC Markets under the ticker symbol “EUSP”.
The last reported sales price of the common stock on the OTCQB on April 25, 2013, was $0.90 per share.
INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
SEE “RISK FACTORS” BEGINNING ON PAGE 3.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK. IN THIS PROSPECTUS, REFERENCES TO THE “COMPANY,” “EUROSITE POWER,” “WE,” “US” AND “OUR” REFER TO EUROSITE POWER INC., A DELAWARE CORPORATION, AND ITS SUBSIDIARIES.
The date of this prospectus is May 24, 2013

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	3
OUR COMPANY	3
RISK FACTORS	4
USE OF PROCEEDS	4
SELLING STOCKHOLDERS	4
PLAN OF DISTRIBUTION	5
LEGAL MATTERS	7
EXPERTS	7
WHERE YOU CAN FIND MORE INFORMATION	7
INCORPORATION OF DOCUMENTS BY REFERENCE	8

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws and such forward looking statements involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

The forward-looking statements in this prospectus include, among other things, statements about:

•	our future financial performance, including our revenue, cost of revenue, operating expenses and ability to achieve and maintain profitability;

•	our ability to market, commercialize and achieve market acceptance for our combined heat and power systems or any other product candidates or products that we may develop;

•	our ability to innovate and keep pace with changes in technology;

•	the success of our marketing and business development efforts;

•	our ability to maintain, protect and enhance our intellectual property;

•	the effects of increased competition in our market;

•	our ability to effectively manage our growth and successfully enter new markets; and

•	the attraction and retention of qualified employees and key personnel.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained in this prospectus are made as of the date of this prospectus, and we do not assume any obligation to update any forward-looking statements except as required by applicable law.

OUR COMPANY

We distribute, own and operate clean, on-site energy systems that produce electricity, hot water, heat and cooling in the United Kingdom and Europe. Our business model is to own the equipment that we install at customers’ facilities and to sell the energy produced by these systems to the customers on a long-term contractual basis at prices guaranteed to the customer to be below conventional utility rates. Because our systems may operate at up to 90% efficiency, according to the Environmental and Energy Study Institute, Energy Generation and Distribution Efficiency, (versus less than 33% for the existing power grid), we expect to be able to sell the energy produced by these systems to our customers at prices below their existing cost of electricity (or air conditioning), heat and hot water.

We offer natural gas powered cogeneration systems that are highly reliable and energy efficient. Our cogeneration systems produce electricity from an internal combustion engine driving a generator, while the heat from the engine and exhaust is recovered and typically used to produce heat and hot water for use at the site. We also distribute and operate water chiller systems for building cooling applications that operate in a similar manner, except that the engine’s power drives a large air-conditioning compressor while recovering heat for hot water. Cogeneration systems reduce the amount of electricity that the customer must purchase from the local utility and produce valuable heat and hot water for the site to use as required. By simultaneously providing electricity, hot water and heat, cogeneration systems also have a significant positive impact on the environment by reducing the carbon or CO2 produced by offsetting the traditional energy supplied by the electric grid and conventional hot water boilers.

The Company was incorporated in Delaware on July 9, 2010. Our principal executive offices are located at 45 First Avenue, Waltham, Massachusetts 02451, and our telephone number is 781-622-1120.

RISK FACTORS

Investing in our securities involves risk. Please see the risk factors under the heading “Risk Factors” in our most recent annual report on Form 10-K, as revised or supplemented by our quarterly reports on Form 10-Q filed with the Securities and Exchange Commission, or SEC, since the filing of our most recent annual report on Form 10-K, all of which are on file with the SEC and are incorporated herein by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus and any prospectus supplement. The risks and uncertainties we have described are not the only ones facing the Company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of our common stock by the selling stockholders. The principal purpose of this offering is to register all of the shares of common stock and all of the shares of common stock issued from the exercise of warrants issued to the selling stockholders in a private placement on November 30, 2012, or the Private Placement.

SELLING STOCKHOLDERS

The following table sets forth the number of shares beneficially owned by the selling stockholders as of April 25, 2013 and the number of shares that may be offered by the selling stockholders pursuant to this prospectus. We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders might not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. We have assumed, when calculating the numbers in the table, that all of the shares of common stock and all of the shares issued from the exercise of warrants owned by the selling stockholders and offered pursuant to this prospectus will be sold.
As of April 25, 2013, there were 56,747,100 shares of common stock outstanding.

	Shares Owned Before the Offering (1)		Shares Offered Pursuant to this Prospectus		Shares Owned After the Offering
Selling Stockholders	Number	Percent	Number	Percent	Number	Percent
ALB Private Investments LLC (2)	820,000	1.4%	600,000	1.1%	220,000	0.4%
Anthony Low-Beer (3)	600,000	1.1%	600,000	1.1%	—	*
Andrew & Susan Hirsch (4)	420,000	0.7%	200,000	0.4%	220,000	0.4%
The Thunen Family Trust (5)	200,000	0.4%	200,000	0.4%	—	*
Scarsdale Equities LLC (6)	122,525	0.2%	122,525	0.2%	—	*
Christopher G. Thunen (7)	50,000	0.1%	50,000	0.1%	—	*
David N. Low Jr. & Dominique G. Lahaussois JTWROS (8)	50,000	0.1%	50,000	0.1%	—	*
Roksanda Cerovic (9)	40,000	0.1%	40,000	0.1%	—	*
Dominique Lahaussois custodian for Pierre-Alexander Dewindt Low UTMA (10)	6,000	—%	6,000	—%	—	*
Anthony Low-Beer as custodian for Susanna Low-Beer (11)	4,000	—%	4,000	—%	—	*
Total	2,312,525		1,872,525		440,000

(1)
The number of shares presented in this table includes all shares of common stock issuable upon exercise of the warrants issued in the Private Placement. The warrants are immediately exercisable and expire on November 30, 2013.

(2)
Includes: (a) 300,000 shares of common stock, par value $0.001 per share and (b) warrants to purchase 300,000 shares of common stock exercisable within 60 days of April 25, 2013. Francis A. Mlynarczyk Jr. is the manager of ALB Private Investments LLC and has sole voting and investment power. The beneficiary is Anthony Low-Beer

IRA Rollover Account. ALB Private Investments LLC is based out of Delaware. Mr. Mlynarczyk is the founding member and chief executive officer of Scarsdale Equities LLC, a New York City based Financial Industry Regulatory Authority, or FINRA, member firm that began operating in 2005.

(3)
Includes: (a) 300,000 shares of common stock, par value $0.001 per share, held by Anthony Low-Beer and (b) warrants to purchase 300,000 shares of common stock exercisable within 60 days of April 25, 2013.

(4)
Includes: (a) 100,000 shares of common stock, par value $0.001 per share, held by Andrew & Susan Hirsch and (b) warrants to purchase 100,000 shares of common stock exercisable within 60 days of April 25, 2013.

(5)
Includes: (a) 100,000 shares of common stock, par value $0.001 per share, held by The Thunen Family Trust and (b) warrants to purchase 100,000 shares of common stock exercisable within 60 days of April 25, 2013.Garret and Carol Thunen are the trustees of The Thunen Family Trust which is based out of California and have sole voting and investment power.

(6)
Includes warrants to purchase 122,525 shares of common stock exercisable within 60 days of April 25, 2013. Scarsdale Equities LLC is a registered broker-dealer with the SEC and FINRA that is engaged in independent brokerage and advisory services, investment banking, equity research and institutional sales and trading. Scarsdale Equities LLC served as our placement agent in the private placement and also in a separate offering which closed on November 30, 2012, and received warrants to purchase shares of the Company's common stock exercisable at $1.00 per share.

(7)
Includes: (a) 25,000 shares of common stock, par value $0.001 per share, held by Christopher G. Thunen and (b) warrants to purchase 25,000 shares of common stock exercisable within 60 days of April 25, 2013.

(8)
Includes: (a) 25,000 shares of common stock, par value $0.001 per share, held by David N. Low Jr. & Dominique G. Lahaussois JTWROS and (b) warrants to purchase 25,000 shares of common stock exercisable within 60 days of April 25, 2013.

(9)
Includes: (a) 20,000 shares of common stock, par value $0.001 per share, held by Roksanda Cerovic and (b) warrants to purchase 20,000 shares of common stock exercisable within 60 days of April 25, 2013.

(10)
Includes: (a) 3,000 shares of common stock, par value $0.001 per share, held by Dominique Lahaussois custodian for Pierre-Alexander Dewindt Low UTMA and (b) warrants to purchase 3,000 shares of common stock exercisable within 60 days of April 25, 2013.

(11)
Includes: (a) 2,000 shares of common stock, par value $0.001 per share, held by Anthony Low-Beer as custodian for Susanna Low-Beer and (b) warrants to purchase 2,000 shares of common stock exercisable within 60 days of April 25, 2013.

The selling stockholders acquired the shares offered pursuant to this prospectus in the Private Placement. Other than as noted above, the selling stockholders have not held any position with or had a material relationship with EuroSite Power or any of its affiliates during the past three years.
The selling stockholders are not registered broker-dealers, with the exception of: a) Anthony Low-Beer who is a registered representative with Scarsdale Equities LLC; b) ALB Private Investments LLC, which is 100% owned by Anthony Low-Beer's IRA account; c) Christopher G. Thunen who is a registered representative with Scarsdale Equities LLC; d) David N. Low Jr. who is a registered representative with Lazard Ltd., and e) Scarsdale Equities LLC who is a registered broker-dealer with the SEC and FINRA engaged in independent brokerage and advisory services, investment banking, equity research and institutional sales and trading. The selling stockholders that are broker-dealers or registered representatives with a broker-dealer may be deemed underwriters, including Anthony Low-Beer, ALB Private Investments LLC, Christopher G. Thunen, David N. Low Jr. and Scarsdale Equities LLC.
The selling stockholders purchased the securities in the ordinary course of its business and at the time of the purchase they did not have any agreements or understandings directly or indirectly with any person to distribute the securities. If any shares of our common stock are sold by the selling stockholders pursuant to this prospectus, they may be deemed underwriters with respect thereto under the Securities Act.
PLAN OF DISTRIBUTION

The shares offered in this prospectus may be offered and sold from time to time for the account of the selling stockholders, including donees, transferees, pledgees, distributees or other successors in interest that receive such shares as a gift or through another non-sale related transfer from the selling stockholders.

The selling stockholders will act independently of EuroSite Power in making decisions with respect to the timing, manner and size of any sale. The selling stockholders may sell the shares:

•	at then-prevailing prices and terms;

•	at prices related to the then-current market price; or

•	at negotiated prices.

The sales may be made in the over-the-counter market or on any exchange on which the shares are listed. The selling stockholders may sell the shares in one or more of the following types of transactions:

•	one or more block trades in which the broker or dealer will attempt to sell as agent or principal all or a portion of the shares held by the selling stockholders;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers;

•	in negotiated transactions; or

•	through other means.

The selling stockholders may enter into hedging transactions when selling the shares. For example, the selling stockholders may:

•	sell shares short and redeliver such shares to close out their short positions;

•	enter into transactions involving short sales by the brokers or dealers;

•	enter into option or other types of transactions that require the selling stockholders to deliver shares to a broker or dealer, who then resells or transfer the shares under this prospectus; or

•	loan or pledge the shares to a broker or dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

The selling stockholders may affect sales through brokers, dealers or agents, who in turn may arrange for other brokers or dealers to participate. The brokers, dealers or agents may receive discounts, concessions, commissions or fees from the selling stockholders and/or purchasers of the shares in amounts to be determined prior to the sale. Under the federal securities laws, these brokers or dealers and any other participating brokers or dealers may be deemed to be an “underwriter” and any discounts, concessions or commissions received by them may be deemed to be “underwriting compensation” under the Securities Act. Because the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

In addition to selling the shares, the selling stockholders may:

•	sell their shares under Rule 144 of the Securities Act, if the transaction meets the requirements of Rule 144;

•	transfer the shares by gift, distribution or other transfer not involving market makers or established trading markets; or

•	agree to indemnify any broker, dealer or agent that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

The selling stockholders are not subject to any underwriting agreement. The selling stockholders, or any parties who receive the shares from the selling stockholders by way of a gift, donation, distribution or other transfer, may sell the shares covered by this prospectus.

EuroSite Power will pay all expenses incident to the offering and sale of the shares to the public other than any discounts, concessions, commissions or fees of underwriters, brokers, dealers or agents.

Some states require that any shares sold in that state only be sold through registered or licensed brokers or dealers. In addition, some states require that the shares have been registered or qualified for sale in that state, or that there exists an exemption from the registration or qualification requirements and that the exemption has been complied with.

We intend to maintain the effectiveness of this prospectus until the shares registered pursuant to this prospectus may be resold by the selling stockholders without restriction. We may suspend the selling stockholders' right to resell shares under this prospectus.

We shall inform the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and its respective affiliates.

We will not receive any proceeds from this offering. The selling stockholders will pay or assume brokerage commissions or other similar charges and expenses incurred in the resale of the shares.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for EuroSite Power by Sullivan & Worcester LLP, Boston, Massachusetts.

EXPERTS

The financial statements of EuroSite Power appearing in its Annual Report on Form 10-K, as amended, for the year ended as of December 31, 2012, incorporated by reference in this prospectus, have been so incorporated in reliance on the report of McGladrey LLP, independent registered public accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room located at: 100F Street N.E., Washington, DC 20549. You can request copies of these documents by writing to the Public Reference Section of the SEC, 100F Street N.E., Washington, DC 20549 or by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available at the SEC's website at http://www.sec.gov. This website address is included in this document as an inactive textual reference only.

You may also obtain information about us, including copies of our SEC reports, through our website at www.eurositepower.co.uk. This website address is not an active link to the registration statement of which this prospectus is a part, and any documents, references, links or other materials of any kind contained or referred to on such website are not part of the registration statement of which this prospectus is a part. Requests for documents may also be addressed in writing or by telephone to: Anthony S. Loumidis, Chief Financial Officer, EuroSite Power Inc., 45 First Avenue, Waltham, MA 02451, Phone: (781) 622-1117.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC requires us to “incorporate by reference” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring you to other documents that contain that information. The information we incorporate by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and that we incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to effectiveness of the registration statement and after the date of this prospectus and prior to the sale of all the shares covered by this prospectus.

•	Our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2012, filed with the SEC on April 8, 2013;

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on April 1, 2013; and

•	The description of our common stock set forth in our Registration Statement on Form 10 filed on August 16, 2011, including any amendment or reports filed for the purpose of updating such description.

A statement contained in a document incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, any prospectus supplement or in any other subsequently filed document which is also incorporated in this prospectus modifies or replaces such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information: Anthony S. Loumidis, Chief Financial Officer, EuroSite Power Inc., 45 First Avenue, Waltham, MA 02451, Phone: (781) 622-1117.

* * *

This information is part of a registration statement we filed with the SEC. You should rely only on the information and representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.